                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2



                                DrugMax.com, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   262240 10 4
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)



                                 ---------------



Check the following box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       (CONTINUED ON THE FOLLOWING PAGES)

                                  SCHEDULE 13G

CUSIP No. 262240 10 4                                         Page 2 of 5 Pages

------------ ------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Jugal K. Taneja                                 SSN:   ###-##-####
------------ ------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [X]
                                                                       (b)  [ ]

------------ ------------------------------------------------------------------
3            SEC USE ONLY


------------ ------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-------------------------------------------- -------- -------------------------

                                            5        SOLE VOTING POWER
             NUMBER OF SHARES
                                                     3,050,636
               BENEFICIALLY                 -------- --------------------------
                                            6        SHARED VOTING POWER
               OWNED BY EACH
                                                     0
                 REPORTING                  -------- --------------------------
                                            7        SOLE DISPOSITIVE POWER
                PERSON WITH
                                                     3,050,636
                                            -------- --------------------------
                                            8        SHARED DISPOSITIVE POWER

                                                     0
------------ ------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,050,636
------------ ------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                 [ ]


------------ ------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             50.2%
------------ ------------------------------------------------------------------
12           TYPE OF REPORTING PERSON

             IN
------------ ------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 262240 10 4                                         Page 3 of 5 Pages


ITEM 1(a).  NAME OF ISSUER:

         DrugMax.com, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         12505 Starkey Road, Suite A, Largo, Florida 33773

ITEM 2(a).  NAME OF PERSON FILING:

         This Schedule is being filed by Jugal K. Taneja on behalf of himself and Manju Taneja, his wife, 21st Century Healthcare Fund, LLC, a limited liability company of which Jugal K. Taneja is the principal; The First Delhi Trust, a trust established for the benefit of the children of Jugal K. Taneja, for which Jugal K. Taneja acts as Trustee and Dynamic Health Products, Inc., a publicly traded corporation of which Jugal K. Taneja is Chief Executive Officer and Controlling Shareholder.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The business address or residence of above named filing person is as follows:

         Filing Person                     Business or Residence Address
         -------------                     -----------------------------

         Jugal K. Taneja                   6950 Bryan Dairy Road
                                           Largo, FL 33777

ITEM 2(c).  CITIZENSHIP:

         The filing person is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

         This Schedule relates to shares of Common Stock, par value $.001 per share ("Shares") of the Issuer.

ITEM 2(e).  CUSIP NUMBER:

         The CUSIP number for the Issuer's Shares is 262240 10 4.

                                  SCHEDULE 13G

CUSIP No. 262240 10 4                                         Page 4 of 5 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE FILING PERSON IS A:

         (a) [ ] Broker or dealer registered under Section 15 of the Act,

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

         (f) [ ] Employment Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

         (g) [ ] Parent Holding Company, in accordance with Rule
                 13d-1(b)(ii)(G); see Item 7,

         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.     OWNERSHIP:

         As of December 31, 1999, Jugal K. Taneja beneficially owned 3,050,636 Shares.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         N/A

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         N/A

                                  SCHEDULE 13G

CUSIP No. 262240 10 4                                         Page 5 of 5 Pages

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Dynamic Health Products, Inc. is the owner of 1,865,500 shares.

         Jugal K. Taneja is the owner of 538,815

         Dynamic Health Products, Inc. is a publicly owned corporation. Mr. Taneja is Chairman of the Board and the Company's largest stockholder, owning beneficially, approximately 33% of the Company's outstanding shares.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

         N/A

ITEM 10.    CERTIFICATION:

         N/A


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            February 15, 2000                        /s/ Jugal K. Taneja
         -----------------------                  -------------------------
                  Date                                   (Signature)


                                                         Jugal K. Taneja
                                                  -------------------------
                                                         (Name and Title)